UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
_______________
FORM 11-K
_______________
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number: 1-8944
_______________
(Full Title of the plan and the address of the plan,
if different from that of issuer named below)
NORTHSHORE MINING COMPANY
and
SILVER BAY POWER COMPANY
RETIREMENT SAVINGS PLAN
_______________
10 OUTER DRIVE
SILVER BAY, MINNESOTA 55614
(Name of Issuer of the securities held pursuant to
the Plan and the address of its principal executive office)
CLIFFS NATURAL RESOURCES INC., 200 Public Square, Suite 3300,
Cleveland, Ohio 44114-2513

NORTHSHORE MINING COMPANY
AND
SILVER BAY POWER COMPANY
RETIREMENT SAVINGS PLAN (''Plan")
Audited financial statements and supplemental schedule for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and statement of income and changes in plan equity.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator
Northshore Mining Company and Silver Bay Power Company Retirement Savings Plan
Cleveland, Ohio
We have audited the accompanying Statement of Net Assets Available for Benefits of the Northshore Mining Company and Silver Bay Power Company Retirement Savings Plan as of December 31, 2014 and 2013, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.
Meaden & Moore, Ltd.
Certified Public Accountants
June 11, 2015
Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
Northshore Mining Company and Silver Bay Power Company
Retirement Savings Plan

	(In Thousands)
	December 31
	2014	2013
ASSETS
Cash	$83	$43
Receivables:
Employee contributions	147	131
Employer contributions	49	46
Notes from participants	2,159	2,233
Total Receivables	2,355	2,410
Investments:
Money Market Funds	3,389	3,861
Fixed Income Funds	10,254	10,186
Equity Funds	66,137	66,764
Common Stock	8,613	24,174
Stable Value Investment Contract	8,649	8,535
Total Investments	97,042	113,520
Total Assets	99,480	115,973
LIABILITIES
Total Liabilities	—	—
Net Assets Available for Benefits (at Fair Value)	99,480	115,973
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(125)	(119)
Net Assets Available for Benefits	$99,355	$115,854

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Northshore Mining Company and Silver Bay Power Company
Retirement Savings Plan

	(In Thousands)
	Year Ended December 31
	2014	2013
Contributions:
Employer	$1,481	$1,448
Employee	4,317	4,189
Rollover	—	98
Total Contributions	5,798	5,735
Interest income on notes receivable from participants	91	93
Interest and dividend income	5,376	4,158
Net appreciation (depreciation) on investments	(17,050)	4,560
Benefits paid to participants	(10,658)	(5,688)
Administrative expenses	(56)	(79)
Net Increase (Decrease) in Net Assets Available for Benefits	(16,499)	8,779
Net Assets Available for Benefits:
Beginning of Year	115,854	107,075
End of Year	$99,355	$115,854

See accompanying notes.

Northshore Mining Company and Silver Bay Power Company Retirement Savings Plan
Notes to Financial Statements

1.	Description of Plan
The following description of The Northshore Mining Company and Silver Bay Power Company Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
General:
The Plan, which began October 1, 1994, is a defined contribution plan covering all employees of Northshore Mining Company and Silver Bay Power Company (the “Company”) who meet the eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). In order to incorporate all amendments created after January 1, 2007, the Plan has been restated effective January 1, 2012 and was amended as of January 1, 2014 to update certain plan provisions.
Eligibility:
All full-time employees of the Company are eligible to participate in the Plan.
Contributions:
Employee Contributions - Participants may elect a portion of their compensation, between 1 percent to 35 percent, to be contributed to the Plan.
Employer Contributions - Effective January 1, 2010, for all participants, the Company made a Safe Harbor election and shall make matching contributions in cash of 100 percent for the participants’ deferrals not in excess of 3 percent of eligible earnings and 50 percent of all participants’ deferrals greater than 3 percent and up to 5 percent of eligible earnings.
Employer Discretionary Contributions - The Company may also contribute for any Plan year additional amounts (as limited) as shall be determined by the Board of Directors of the Company.
Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan Document.
Participants’ Accounts:
401(k) Accounts - Each participant’s account is credited with the participant’s elective contributions, employer matching contributions, earnings and losses thereon. Plan participants are allocated participation in the fund(s) based on cash value. Under the cash value method, total monthly earnings or losses are divided by the total value of the fund(s) to obtain a ratio, which is then multiplied by each participant’s account balance in the fund(s) at the beginning of the month.
Rollover contributions from other qualified plans are also accepted, providing certain specified conditions are met.
Vesting:
All participants are 100 percent vested in elective deferrals, rollover contributions and Company matching and discretionary contributions made to the Plan.
Notes Receivable From Participants:
Loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts a minimum of $1 thousand dollars, up to a maximum equal to the lesser of $50 thousand dollars or 50 percent of their account balance. Loans are repaid over a period not to exceed 5 years with exceptions for the purchase of a primary residence, which are repaid over a period not to exceed 10 years.

The loans are secured by the balance in the participants' account and bear interest at rates commercially reasonable that are published on the first day of the month preceding the month the loan was granted. Principal and interest are paid ratably through monthly payroll deductions. Loans are valued at unpaid principal plus accrued interest.
Payment of Benefits:
Upon termination of service by reason of retirement, disability, or other reasons, a participant has the option to keep their funds in the Plan without option of contribution until age 70 1/2 or receive a lump sum equal to the value of his or her account. Upon death, a participant’s beneficiary receives a lump sum amount equal to the value of his or her account.
Hardship Withdrawals:
Hardship withdrawals are permitted in accordance with the Plan and Internal Revenue Service guidelines.
Investment Options:
Upon enrollment in the Plan, a participant may direct his or her contributions to any or all of the investment options offered by the Plan. Participant elections may be adjusted or reallocated at any time by the participants.

2.	Summary of Significant Accounting Policies
Basis of Accounting:
The Plan’s transactions are reported on the accrual basis of accounting. All investment securities are stated at fair value as measured by quoted prices in active markets. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan at the date of the financial statements. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Subsequent Events:
The Plan evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.
Administrative Fees:
The Plan pays the trustee fees, audit fees and other expenses of the Plan, unless the Company elects to pay all or part of these expenses. For the years ended December 31, 2014 and 2013, the Company paid all such expenses, except for $56 thousand and $79 thousand, respectively. Other administrative expenses of the Plan, such as salaries and use of facilities, are paid by the Company.
Plan Termination:
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

3.	Tax Status
On March 26, 2014, the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code.
Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan Administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2014, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.

4.	Investments
The Plan’s funds are invested in Cliffs Natural Resources Inc. (“Cliffs”) common shares and mutual funds through T. Rowe Price. Investments which constitute 5 percent or more of the Plan’s net assets are:

	(In Thousands)
	December 31,
	2014	2013
Cliffs Natural Resources Inc. Common Shares	$8,613	$24,174
T. Rowe Price Equity Spectrum Income Fund	$8,436	$8,880
T. Rowe Price Capital Appreciation Fund	$8,026	$8,646
T. Rowe Price International Stock Fund	$5,071	$5,679
T. Rowe Price Stable Value Fund	$8,524	$8,416
T. Rowe Price Mid-Cap Growth Fund	$11,692	$11,299
Vanguard INST Index	$9,463	$8,706
T. Rowe Price New American Growth Fund	$6,874	$7,065
Net realized and unrealized appreciation (depreciation) in the fair value of investments, as determined by quoted market prices, is as follows:

	(In Thousands)
	Year Ended December 31
	2014	2013
Cliffs Natural Resources Inc. Common Shares	$(16,649)	$(6,519)
Mutual Funds	(401)	11,079
	$(17,050)	$4,560

5.	Benefit Responsive Contract
Stable value investment contracts are valued at fair value and adjusted to contract value, which is cost plus accrued income minus redemptions, because these investments have fully benefit-responsive features. The fair value of the investment contract at December 31, 2014 and 2013 was $8,649 thousand and $8,535 thousand, respectively, and the contract value of the investment contract at December 31, 2014 and 2013 was $8,524 thousand and $8,416 thousand, respectively.
The Plan holds a stable value investment contract with T. Rowe Price Trust Company, the trustee. The investment contract consists of a portfolio of underlying assets owned by the Plan, and a wrapper contract issued by a financially responsible third party, typically a bank, insurance company, or other financial services institution. The issuer of the wrapper contract provides for unscheduled withdrawals for the contract at contract value, regardless of the value of the underlying assets, in order to fund permitted participant-initiated withdrawals from the trust.

Investment contracts provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrapper contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is based, in part, on the relationship between the contract value and the market value of the underlying assets, as well as previously realized gains and losses on underlying assets. The crediting rate generally will theoretically reflect, over time, movement in prevailing interest rates. However, at times, the crediting rate may be more or less than prevailing rates or the actual income earned on the underlying assets.
As described in Note 2, because the stable value investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits invested in the stable value investment contract. Provisions require to provide either 12 or 30 months’ advance written notice to the trustee prior to redemption of trust units; the notice period may be shortened or waived by the trustee in its sole discretion. Contract value, as reported by T. Rowe Price Trust Company, represents cost plus accrued income minus redemptions. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value on a daily basis.
The existence of certain conditions can limit the Plan’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Plan, that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Plan, tax disqualification of the Plan, and certain Plan amendments if issuers’ consent is not obtained. As of December 31, 2014, the occurrence of an event outside normal operation of the trust that would cause a withdrawal from an investment contract is not considered to be probable.
In addition to the limitations noted above, issuers of investment contracts have certain rights to terminate a contract and settle at an amount that differs from contract value. For example, certain breaches by the Plan of its obligations, representations, or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value. Investment contracts may also provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law. Investment contracts may also provide issuers with the right to reduce contract value in the event an underlying security suffers a credit event or the right to terminate the contract in the event certain investment guidelines are materially breached and not cured.
The average yield based on actual earnings of the contract was 1.83 percent and 2.06 percent, as of December 31, 2014 and 2013, respectively. The crediting interest rate was 2.29 percent as of December 31, 2014 and 2013.

6.	Party-in-Interest Transactions
Certain Plan investments are shares of mutual funds managed by T. Rowe Price, the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest. Usual and customary fees were paid by the Plan for the investment management services.
The Plan purchased Cliffs’ common shares for $4,060 thousand and sold Cliffs’ common shares for approximately $3,591 thousand in 2014. The Plan purchased Cliffs’ common shares for $8,287 thousand and sold Cliffs’ common shares for $5,082 thousand in 2013.

7.	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.	Fair Value of Financial Assets
ASC ("Accounting Standards Codification") 820 establishes a three-level valuation hierarchy for classification of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. Inputs refer broadly to the assumptions that market participants would use in pricing an asset or liability. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect our own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The three-tier hierarchy of inputs is summarized below:

*	Level 1: Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

*
Level 2: Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

*	Level 3: Valuation is based upon other unobservable inputs that are significant to the fair value measurement.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.
Common Stocks and Mutual Funds:
The fair value of the common stocks and mutual funds are based on quoted market prices. These instruments are classified in the Level 1 category of the hierarchy.
Stable Value Investment Contract:
The fair value of the stable value investment contract is determined by discounting the scheduled future payments required under the contract using an interpolated market rate for contracts with maturities comparable to the average remaining life of the contract being valued. Fair value reflects interest accrued on the contract, assuming the contract is held to maturity and, therefore, not subject to any adjustments that could be assessed by the issuer for certain types of withdrawals or early surrender by the trust. The fair value of wrapper contracts reflects the discounted present value of the difference between the current wrap contract cost and its replacement cost, based on issuer quotes. The contract is classified in the Level 2 category of the valuation hierarchy.

The following table presents the financial assets of the Plan measured at fair value on a recurring basis at December 31, 2014:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds:
Money Market Funds	$3,389	$—	$—	$3,389
Fixed Income Funds	10,254	—	—	10,254
Equity Funds:
Index	9,463	—	—	9,463
Domestic	32,538	—	—	32,538
International	6,588	—	—	6,588
Target Date	17,548	—	—	17,548
Common Stock	8,613	—	—	8,613
Stable Value Investment Contract	—	8,649	—	8,649
Total	$88,393	$8,649	$—	$97,042
The following table presents the financial assets of the Plan measured at fair value on a recurring basis at December 31, 2013:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds:
Money Market Funds	$3,861	$—	$—	$3,861
Fixed Income Funds	10,186	—	—	10,186
Equity Funds:
Index	8,706	—	—	8,706
Domestic	33,539	—	—	33,539
International	6,653	—	—	6,653
Target Date	17,866	—	—	17,866
Common Stock	24,174	—	—	24,174
Stable Value Investment Contract	—	8,535	—	8,535
Total	$104,985	$8,535	$—	$113,520

9.	Subsequent Events
On May 14, 2015, a lawsuit was filed in the United States District Court for the Northern District of Ohio captioned Paul Saumer, individually and on behalf of all others similarly situated, v. Cliffs Natural Resources Inc. et al.  This action was purportedly brought on behalf of the Northshore Mining Company and Silver Bay Power Company Retirement Savings Plan (the “Plan”) and certain participants and beneficiaries of the Plan during the Class Period, defined in the complaint as April 2, 2012 to the present, against the Company, the Company’s Investment Committee, the Northshore Mining Company, the Employee Benefits Administration Department of Northshore Mining Company, and certain current and former officers and directors.  The suit alleges that the defendants breached their duties to the plaintiffs and the Plan in violation of ERISA fiduciary rules by, among other things, continuing to offer and hold Company stock as a Plan investment option during the Class Period.  The relief sought includes a request for a judgment ordering the defendants to make good to the Plan all losses to the Plan resulting from the breaches of fiduciary duties.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
Northshore Mining Company and Silver Bay Power Company
Retirement Savings Plan
EIN 84-1116857
Plan Number 001
December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Cliffs Natural Resources Inc. Common Shares	Stock	N/A	$8,613,122
	DFA Emerging Markets Value	Mutual Fund	N/A	315,960
	Dodge & Cox Int’l Stock	Mutual Fund	N/A	1,201,470
*	T. Rowe Price Equity Spectrum Income Fund	Mutual Fund	N/A	8,436,320
	Fidelity Spartan EX MKT	Mutual Fund	N/A	415,563
	Loomis Ayles Small Cap Growth	Mutual Fund	N/A	176,366
*	T. Rowe Price New America Growth Fund	Mutual Fund	N/A	6,874,124
*	T. Rowe Price Capital Appreciation Fund	Mutual Fund	N/A	8,025,715
*	T. Rowe Price Prime Reserve Fund	Mutual Fund	N/A	3,389,121
*	T. Rowe Price International Stock Fund	Mutual Fund	N/A	5,070,687
	Pimco High Yield Instl.	Mutual Fund	N/A	508,479
*	T. Rowe Price Stable Value Fund	Stable Value Investment Contract	N/A	8,523,795
*	T. Rowe Price Mid-Cap Growth Fund	Mutual Fund	N/A	11,692,185
*	T. Rowe Price Equity Income Fund	Mutual Fund	N/A	4,305,224
	Boston Co Small Cap Value	Mutual Fund	N/A	1,048,405
	Vanguard INF Protected	Mutual Fund	N/A	1,308,544
	Vanguard INST Index	Mutual Fund	N/A	9,462,982
*	T. Rowe Price Retirement 2005 Fund	Mutual Fund	N/A	28,054
*	T. Rowe Price Retirement 2010 Fund	Mutual Fund	N/A	31,846
*	T. Rowe Price Retirement 2015 Fund	Mutual Fund	N/A	2,369,345
*	T. Rowe Price Retirement 2020 Fund	Mutual Fund	N/A	3,752,863
*	T. Rowe Price Retirement 2025 Fund	Mutual Fund	N/A	2,586,127
*	T. Rowe Price Retirement 2030 Fund	Mutual Fund	N/A	1,439,020
*	T. Rowe Price Retirement 2035 Fund	Mutual Fund	N/A	1,069,583
*	T. Rowe Price Retirement 2040 Fund	Mutual Fund	N/A	2,192,414
*	T. Rowe Price Retirement 2045 Fund	Mutual Fund	N/A	1,954,502
*	T. Rowe Price Retirement 2050 Fund	Mutual Fund	N/A	884,589
*	T. Rowe Price Retirement 2055 Fund	Mutual Fund	N/A	647,419
*	T. Rowe Price Retirement Income Fund	Mutual Fund	N/A	592,742
				$96,916,566
*	Participant Loans	Notes receivable (4.25% to 5.00%)	N/A	2,159,386
				$99,075,952
*	Party-in-interest to the Plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

NORTHSHORE MINING COMPANY and SILVER BAY POWER COMPANY RETIREMENT SAVINGS PLAN

		By:	Northshore Mining Company,
Plan Administrator

Date:	June 11, 2015	By:	/s/ Timothy K. Flanagan
Vice President, Corporate Controller

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm, filed herewith.